EXECUTION COPY

The Bank of Nova Scotia Scotia Plaza 40 King Street West Box 4085, Station “A” Toronto, Ontario Canada MSW 2X6
March 11, 2009

Canwest Media Inc.
201 Portage Avenue
CanWest Global Place
31st Floor
Winnipeg, Manitoba
R3B 3L7

Attention:	John Maguire, Chief Financial Officer

Re:    Lending Arrangements

We refer to the Credit Agreement dated as of 13 October 2005 between Canwest Media Inc. as Borrower (the “Borrower”), the Guarantors party thereto from time to time as Guarantors (collectively, the “Guarantors”), the Lenders party thereto from time to time as Lenders (collectively, the “Lenders”) and The Bank of Nova Scotia, in its capacity as Administrative Agent (the “Administrative Agent”), as amended from time to time to the date hereof (the “Credit Agreement”). All capitalized terms not defined herein shall have the meaning given to them in the Credit Agreement.

Pursuant to a waiver letter dated February 27, 2009 as amended by a waiver amendment letter dated March 4, 2009 (the “Waiver Letter”), the Administrative Agent on behalf of the Lenders (acting with the prior consent of the Required Lenders) waived until March 11, 2009 (i) the Events of Default arising as a result of certain breaches of the Credit Agreement, and (ii) the requirement, if any, that the Borrower deliver written notice in the form of Schedule A to the Credit Agreement in respect of any Advance made under the Swingline Availability (collectively, the “Waivers”).

Annexed hereto as Schedule “A” is a Revised Weekly Cash Flow Forecast for the period from February 2, 2009 to July 5, 2009. The Borrower hereby represents and warrants that the contents of the attached and of this letter have been expressly approved by the full board of Canwest Global Communications Corp. acting on the recommendation of the Special Committee.

The Borrower has requested that the Lenders extend the Waivers until April 7, 2009.

1.	The Borrower has agreed that:

(a)
during the period up to and including April 7, 2009, the Borrower (i) will make no expenditures that vary in any material respect from the Revised Weekly Cash Flow Forecast attached as Schedule “A” hereto, (ii) will not seek Advances other than to fund such expenditures, and (iii) upon requesting any Advance will be deemed to represent and warrant that such Advance will be used solely to fund such expenditures and any breach of any of these commitments shall entitle the Required Lenders to declare an immediate Event of Default;

(b)
the Borrower shall irrevocably direct any person obligated to pay any Net Cash Proceeds referred to in Section 2.5(1) of the Credit Agreement (including the amounts referred to in Paragraph (b) of the waiver letter dated February 27, 2009) otherwise payable to the Borrower or to any of the Global Group Entities to pay such Net Cash Proceeds to the Administrative Agent on behalf of the Lenders, which Net Cash Proceeds shall (i) be applied to repay any Loans outstanding under the Credit, and (ii) permanently reduce the Credit by the amount of such Net Cash Proceeds. To the extent that the Net Cash Proceeds received by the Administrative Agent in accordance with this paragraph exceed the Loans outstanding under the Credit, such excess shall be held by the Administrative Agent in a special deposit account (the “Deposit Account”) to be held pursuant to a deposit account agreement to be in form and substance satisfactory to the Administrative Agent on behalf of the Lenders (the “Deposit Agreement”) and to be released to the Borrower only with the consent of the Majority Lenders;

(c)
except as provided below, the Borrower shall irrevocably direct that any amount otherwise payable to Canwest Global Communications Corp. (“Canwest”) pursuant to any award by the arbitrator appointed in respect of the dispute (the “Dispute”) between Canwest and Sun-Times Media Group, Inc. (“Hollinger”) in relation to the unresolved adjustments and claims associated with Canwest’s acquisition of certain newspaper assets from Hollinger (the “Arbitration Proceeds”) be paid to the Administrative Agent on behalf of the Lenders. Notwithstanding the foregoing, Canwest shall be entitled to pay to Canwest Publishing Inc. (“Publishing”) $3,500,000 of the Arbitration Proceeds in satisfaction of Publishing’s claim against Hollinger as part of the Dispute. The Arbitration Proceeds (other than the $3,500,000 that may be paid to Publishing) shall be held by the Administrative Agent in the Deposit Account pursuant to the Deposit Agreement and released to the Borrower only with the consent of the Majority Lenders; and

(d)
the Borrower shall pay to the Administrative Agent on behalf of the Lenders concurrently with the execution and delivery of this letter an amendment fee in the amount CAD$1,120,000 to be allocated among the Lenders on a pro rata basis of their respective Commitments.

2.
The Borrower, the Guarantors and the Administrative Agent on behalf of the Lenders (acting with the prior consent of the Required Lenders) have agreed that Section 9.3 of the Credit Agreement is hereby amended by adding the following Subsection 9.3(5):

“(5)
Each Lender acknowledges and confirms that the Administrative Agent is entitled to rely on the deemed representations and warranties of the Borrower given from time to time, including without limitation the deemed representations and warranties referred to in Section l(a) of the waiver amendment letter in respect of the Credit Agreement dated March 11, 2009, and the Administrative Agent will be under no obligation to make any further inquiry with respect to such representations and warranties.”

3.	The Administrative Agent on behalf of the Lenders (acting with the prior consent of the Required Lenders) hereby:

(a)
waives until April 7, 2009 (i) the Events of Default that arise as a result of the breaches of Sections 7.1(1), 7.1(2) and 7.1(3) of the Credit Agreement (as described in the Waiver Letter), (ii) any Event of Default that arises as a result of the non-payment by the Borrower of interest payable on March 15, 2009 pursuant to the 8% Senior Subordinated Notes due 2012 (the “March 15 Bond Interest Payment”), and (iii) the requirement, if any, that the Borrower deliver written notice in the form of Schedule A to the Credit

Agreement in respect of any Advance made under the Swingline Availability, and agrees that the Borrower shall not be deemed to have delivered any such written notice in respect of any Advance under the Swingline Availability; and

(b)
agrees that notwithstanding any other provision of this letter or the Credit Agreement, at the option of the Borrower, the Swingline Availability may be utilized by the Borrower by requesting that L/Cs in Canadian Dollars only be issued by the Issuing Bank, provided that the aggregate face amount of L/Cs issued on and after the date hereof and outstanding under the Credit at any time shall not exceed $200,000. All other terms and conditions of the Credit Agreement with respect to L/Cs shall continue to apply to such L/Cs issued on or after the date hereof, including, without limitation, the participation of each Lender in each L/C.

4.	The Borrower and Guarantors acknowledge and agree that:

(a)
Unless a further written waiver is provided by the Majority Lenders in accordance with the terms of the Credit Agreement, the above waiver will terminate on April 7, 2009 and therefore on April 8, 2009 (i) there will be a breach of the financial covenants set forth in Sections 7.1(1), 7.1(2) and 7.1(3) of the Credit Agreement, (ii) the Borrower and the Guarantors will not be in a position to cure such breach, and (iii) there will occur an immediate Event of Default, all without any requirement for further action on the part of the Administrative Agent or the Lenders.

(b)
The above waiver is given solely for the purpose of waiving the Events of Default that result from the breaches of the provisions of Sections 7.1(1), 7.1(2) and 7.1(3) of the Credit Agreement on or before April 7, 2009 and any Event of Default that arises as a result of the non-payment by the Borrower of the March 15 Bond Interest Payment and shall not constitute a waiver of (i) any other term or provision of the Credit Agreement or the Waiver Letter, or (ii) any other Default or Event of Default (whether known or unknown). The Lenders reserve all of their rights and remedies at any time and from time to time in connection with any other Defaults or Events of Default now existing or hereafter arising, and whether known or unknown. Without limiting the foregoing, this letter is not Majority Lender consent to any use of the Credit in addition to the Swingline or any use of any restricted deposits (that are subject to the Deposit Agreement or the deposit agreement referred to in the Waiver Letter) that may be contemplated by the Revised Weekly Cash Flow Forecast attached as Schedule “A”.

(c)
The Credit Agreement and the Waiver Letter have not been amended or modified except as contemplated herein, and the Credit Agreement, the Waiver Letter and the other Loan Documents remain in full force and effect and continue to be enforceable against the Borrower and each of the Guarantors.

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The above waiver is subject to the condition precedent that a fully executed copy of this letter signed by the Borrower and all of the Guarantors (other than the Guarantors listed on Schedule “B” hereto) shall he provided to the Administrative Agent by not later than 5:00 p.m. (Toronto Time) on March 11 2009). The Borrower agrees that it shall cause the Guarantors listed on Schedule “B” to deliver a fully executed copy to the Administrative Agent by not later than 5:00 p.m. (Toronto Time) on March 13, 2009, failing which an immediate Event of Default will occur without any requirement for further action on the part of the Administrative Agent or the Lenders.

Yours truly, THE BANK OF NOVA SCOTIA, as Administrative Agent on behalf of the Lenders

Per:	/s/ Voula Karidis
Name: Voula Karidis
Title: Associate Director
Per:
Name:
Title:

[Additional Signature Pages to Follow]

SCHEDULE “A”

REVISED WEEKLY CASH FLOW FORECAST

See attached.

Canwest has redacted the weekly cash flow forecast, which, if disclosed, would be seriously prejudicial to its interests.

SCHEDULE “B”

GUARANTORS

None